 Exhibit 12.1

Year Ended December 31,
2008	2007	2006	2005	2004

Fixed Charges and Preferred

Dividends:

Interest expense	$33,387,994	$47,559,969	$42,021,454	$26,463,281	$18,350,906

Capitalized debt expense Trust Preferred	44,048	44,048	44,048	44,048	44,048

Estimated interest in rent (1/3 rent)	1,605,409	1,415,886	1,404,957	1,204,479	950,948

Preferred dividends (gross up)	46,667	0	0	0	0
__________	__________	__________	__________	__________

Combined fixed charges and preferred

dividends (B)	$35,084,118	$49,019,903	$43,470,459	$27,711,808	$19,345,902

Less interest on deposits	(21,508,123)	(38,762,936)	(29,011,428)	(18,134,850)	(11,173,017)
__________	__________	__________	__________	__________

Combined fixed charges and preferred

dividends excluding interest on deposits

(D)	$13,575,995	$10,256,967	$14,459,031	$ 9,576,958	$ 8,172,885

Earnings:

Pre-tax income from continuing

operations	$25,182,104	$23,954,011	$26,365,553	$36,572,656	$33,748,200

Fixed charges and preferred dividends	35,084,118	49,019,903	43,470,459	27,711,808	19,345,902
__________	__________	__________	__________	__________

Total earnings (A)	$60,266,222	$72,973,914	$69,835,992	$64,284,464	$53,094,102

Less interest on deposits	(21,508,123)	(38,762,936)	(29,011,428)	(18,134,850)	(11,173,017)
__________	__________	__________	__________	__________

Total earnings excluding interest on

deposits (C)	$38,758,099	$34,210,978	$40,824,564	$46,149,614	$41,921,085

Ratio, including interest on deposits

(A)/(B)	1.72 x	1.49 x	1.61 x	2.32 x	2.74 x

Ratio, excluding interest on deposits

(C)/(D)	2.85 x	3.34 x	2.82 x	4.82 x	5.13 x